UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2018

Eclipse Resources Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36511	46-4812998
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania		16803
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (814) 308-9754

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 25, 2018, Eclipse Resources Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Ridge Mountain Resources, Inc., a Delaware corporation (“Blue Ridge”), and Everest Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will merge with and into Blue Ridge (the “Merger”), with Blue Ridge surviving the Merger as a wholly owned subsidiary of the Company.

On the terms and subject to the conditions set forth in the Merger Agreement, upon consummation of the Merger, each share of Blue Ridge common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (excluding any Excluded Shares or Dissenting Shares (each as defined in the Merger Agreement)) shall be converted into the right to receive from the Company 4.4259 validly issued, fully-paid and nonassessable shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), subject to adjustment as specified in the Merger Agreement.

The transaction has been unanimously approved by the board of directors of the Company (the “Company Board”) and by the board of directors of Blue Ridge (the “Blue Ridge Board”). The issuance of Company Common Stock in connection with the Merger and the adoption of a Second Amended and Restated Certificate of Incorporation of the Company to be effective at closing of the Merger and providing for, among other things, the declassification of the Company Board and a 15-to-1 reverse stock split of the Company Common Stock, have been approved by the written consent of stockholders of the Company holding a majority of the outstanding shares of Company Common Stock (the “Eclipse Written Stockholder Consent”).

The Merger Agreement contains customary representations and warranties of the Company and Blue Ridge relating to their respective businesses, financial statements and, with respect to the Company, public filings, in each case generally subject to customary materiality and knowledge qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Blue Ridge, including covenants relating to conducting their respective businesses in the ordinary course and refraining from taking certain actions without the other party’s consent. The Merger Agreement also contains covenants of Blue Ridge not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement. The Merger Agreement also contains covenants of the Company not to solicit proposals relating to alternative transactions.

The consummation of the Merger is subject to certain customary mutual conditions, including (i) the receipt of the required approvals from Blue Ridge’s and the Company’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iii) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (iv) the Company’s registration statement on Form S-4 having been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), (v) the Company Common Stock issuable in connection with the Merger having been authorized for listing on the New York Stock Exchange (the “NYSE”), upon official notice of issuance, (vi) the Dissenting Shares (as such term is defined in the Merger Agreement) not exceeding 12% of the outstanding shares of common stock of Blue Ridge, and (vii) the receipt by each party of a customary opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. tax code. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Prior to, but not after, the adoption of the Merger Agreement by Blue Ridge’s stockholders, the Blue Ridge Board may withhold, withdraw, qualify or modify its recommendation that Blue Ridge’s stockholders adopt the Merger Agreement as result of a Company Superior Proposal or a Company Intervening Event (as each term is defined in the Merger Agreement), if the Blue Ridge Board determines that the failure to make such a change of recommendation would be inconsistent with the fiduciary duties owed by the Blue Ridge Board to Blue Ridge’s stockholders under applicable law, subject to complying with certain notice and other specified conditions, including giving the Company the opportunity to propose revisions to the Merger Agreement during specified periods.

The Merger Agreement contains termination rights for each of the Company and Blue Ridge, including, among others, if the consummation of the Merger does not occur on or before February 28, 2019 (provided certain conditions are met). In connection with the termination of the Merger Agreement under specified circumstances, including the termination by Blue Ridge in the event the Eclipse Written Stockholder Consent ceases to be valid and in full force and effect, the Company would be required to pay Blue Ridge a termination fee of $12 million. In connection with the termination of the Merger Agreement under specified circumstances, including the termination by the Company in the event of a change of recommendation by the Blue Ridge Board relating to a Company Superior Proposal, the termination by Blue Ridge in order to enter into an alternative acquisition agreement providing for a Company Superior Proposal, or the termination by the Company in the event Blue Ridge willfully and materially breaches its covenants not to solicit proposals relating to alternative transactions, Blue Ridge would be required to pay the Company a termination fee of $12 million. In connection with the termination of the Merger Agreement by the Company or Blue Ridge in the event of a change of recommendation by the Blue Ridge Board in response to a Company Intervening Event, Blue Ridge would be required to pay the Company a termination fee of $18 million. In connection with the termination of the Merger Agreement by the Company or Blue Ridge in the event Blue Ridge’s stockholders fail to adopt the Merger Agreement (other than following a change of recommendation by the Blue Ridge Board) or in the event Dissenting Shares exceed 12% of Blue Ridge’s outstanding common stock, Blue Ridge would generally be required to pay the Company $3.25 million in respect of the Company’s costs and expenses in connection with the transaction.

Prior to the Effective Time, the Company is to take all actions necessary to cause the Company Board as of and immediately following the Effective Time to consist of a total of ten directors including: (i) five directors designated by the Company, at least three of which must qualify as “independent directors” under the listing standards of the NYSE and the applicable rules of the SEC, and at least one of such independent director designees must qualify as “independent” pursuant to Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K; and (ii) five directors designated by Blue Ridge, at least three of which must qualify as “independent directors” under the listing standards of the NYSE and the applicable rules of the SEC, and (x) at least two of such independent director designees must qualify as “independent” pursuant to Rule 10A-3(b)(1) of the Exchange Act, and (y) one of such director designees must be John Reinhart, the current President and Chief Executive Officer of Blue Ridge. One of the directors designated by Blue Ridge is to resign on the first anniversary of the Effective Time and the Company Board is to be reduced to nine directors.

Further, prior to the Effective Time, the Company is to take all actions necessary to cause John Reinhart, the current President and Chief Executive Officer of Blue Ridge, to become the President and Chief Executive Officer of the Company. Matthew R. DeNezza, the Company’s current Executive Vice President and Chief Financial Officer, and Oleg Tolmachev, the Company’s current Executive Vice President and Chief Operating Officer, will continue to serve the Company in such capacities immediately following the Effective Time. Paul Johnston, currently Senior Vice President and General Counsel of Blue Ridge, will become Executive Vice President and General Counsel of the Company, and Matt Rucker, currently Vice President Resource Planning and Development of Blue Ridge, will become Senior Vice President Resource Planning and Development of the Company. Benjamin W. Hulburt, the Company’s current Chairman, President and Chief Executive Officer, and Christopher K. Hulburt, the Company’s current Executive Vice President, Secretary and General Counsel, will each resign from such positions effective as of the Effective Time.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Blue Ridge or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or Blue Ridge included in public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties contained in the Merger Agreement may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting Agreements

On August 25, 2018, the Company entered into a voting agreement with Blue Ridge and certain stockholders of Blue Ridge (the “Blue Ridge Voting Agreement”), whereby, among other things, such stockholders of Blue Ridge have agreed to vote, or provide written consents with respect to, the shares of Blue Ridge common stock owned by them in favor of the adoption of the Merger Agreement and to take certain other actions in furtherance of the Merger, in each case, on the terms and subject to the conditions set forth in the Blue Ridge Voting Agreement. The stockholders of Blue Ridge party to the Blue Ridge Voting Agreement beneficially own approximately 60.3% of the outstanding shares of common stock of Blue Ridge.

On August 25, 2018, the Company entered into a voting agreement with Blue Ridge and certain stockholders of the Company affiliated with EnCap Investments L.P. (the “EnCap Entities”), which stockholders hold a majority of the outstanding shares of the Company’s common stock (the “Eclipse Voting Agreement”), whereby, among other things, such stockholders have agreed to take certain actions in furtherance of the Merger, in each case, on the terms and subject to the conditions set forth in the Eclipse Voting Agreement.

The foregoing description of the Blue Ridge Voting Agreement and the Eclipse Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Blue Ridge Voting Agreement and the Eclipse Voting Agreement, which are attached hereto as Exhibit 10.1 and 10.2, respectively, and incorporated by reference herein.

Lock-Up Agreements

On August 25, 2018, the EnCap Entities and Travis Peak Resources, LLC delivered a lock-up agreement (the “EnCap Lock-Up Agreement”) to the Company and Blue Ridge pursuant to which the EnCap Entities have agreed, among other things, not to sell or dispose of any shares of Company Common Stock for a 60-day period commencing on the Effective Time, subject to certain exceptions.

On August 25, 2018, certain stockholders of Blue Ridge collectively holding approximately 43% of Blue Ridge’s outstanding common stock delivered lock-up agreements (the “Blue Ridge Lock-Up Agreements”) to the Company and Blue Ridge pursuant to which such stockholders have agreed, among other things, not to sell or dispose of any shares of Company Common Stock for a 60-day period commencing on the Effective Time, subject to certain exceptions.

The foregoing description of the EnCap Lock-Up Agreement and the Blue Ridge Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the EnCap Lock-Up Agreement and the form of Blue Ridge Lock-Up Agreement, which are attached hereto as Exhibits 10.3 and 10.4, respectively, and incorporated by reference herein.

Board Observation Agreement

On August 25, 2018, the Company entered into a Board Observation Agreement (the “Board Observation Agreement”) with the EnCap Entities, whereby, among other things, from and after the Effective Time, the EnCap Entities will be entitled to designate up to two non-voting observers to the Company Board so long as the EnCap Entities and their affiliates continue to collectively beneficially own (directly or indirectly) at least 20% of the issued and outstanding shares of Company Common Stock.

The foregoing description of the Board Observation Agreement does not purport to be complete and is qualified in its entirety by reference to the Board Observation Agreement, which is attached hereto as Exhibit 10.5 and incorporated by reference herein.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Item 1.01 above is incorporated by reference into this Item 5.02.

Separation and Release Agreements

On August 24, 2018, the Company entered into a Separation and Release Agreement with Benjamin W. Hulburt, Chairman, President and Chief Executive Officer of the Company. Pursuant to the Separation and Release Agreement, Mr. Hulburt has agreed that, unless his employment terminates earlier, his employment will terminate on the closing of the transactions contemplated by the Merger Agreement, and has agreed (contingent upon such closing) to resign from the Company Board. If Mr. Hulburt remains employed with the Company through the earlier of the closing of the transactions contemplated by the Merger Agreement, his termination without cause (as defined in his employment agreement), or his termination for good reason (as defined in his employment agreement), he will receive, among other things, (i) accrued benefits, including unpaid but earned base salary through his separation date, benefits or compensation due to him under the Company’s benefits plans, unreimbursed business expenses and continuing indemnification rights, (ii) a cash severance payment of $3,672,000, which is equal to three times the sum of his base salary as of the separation date and his 2018 target bonus, (iii) a pro rata target annual bonus equal to the product of $612,000 and the percentage of days that have elapsed in the 2018 calendar year through his separation date, (iv) the accelerated vesting of 1,224,021 outstanding and unvested performance stock units, with his remaining outstanding and unvested performance units being forfeited and cancelled, (v) the accelerated vesting of 970,081 outstanding and unvested restricted stock units, (vi) a cash payment equal to the value of accrued but unused paid time off (without regard to any annual accrual limits), and (vii) if Mr. Hulburt elects coverage under the Company’s group health plans under COBRA, reimbursement for the monthly premiums for such coverage for a period of up to 18 months. With the exception of the accrued benefits, the Company’s obligation to make the payments described above is conditioned upon Mr. Hulburt’s signing and non-revocation of a release of claims and compliance with certain restrictive covenants contained in his employment agreement. The severance payments and benefits under the Separation and Release Agreement will be received in lieu of the payments and benefits that would have been received under Mr. Hulburt’s employment agreement for termination without cause.

On August 24, 2018, the Company entered into a Separation and Release Agreement with Matthew R. DeNezza, Executive Vice President and Chief Financial Officer of the Company. Pursuant to the Separation and Release Agreement, Mr. DeNezza has agreed that, unless his employment terminates earlier, his employment will terminate (contingent upon the closing of the transactions contemplated by the Merger Agreement) on November 30, 2018. If Mr. DeNezza remains employed with the Company through the earlier of November 30, 2018, his termination without cause (as defined in his employment agreement), or his termination for good reason (as defined in his employment agreement), he will receive, among other things, (i) accrued benefits, including unpaid but earned base salary through his separation date, benefits or compensation due to him under the Company’s benefits plans, unreimbursed business expenses and continuing indemnification rights, (ii) a cash severance payment of $1,441,668, which is equal to two times the sum of his base salary as of the separation date and his 2018 target bonus, (iii) a pro rata target annual bonus equal to the product of $331,194 and the percentage of days that have elapsed in the 2018 calendar year through his separation date, (iv) the accelerated vesting of 593,282 outstanding and unvested performance stock units, with his remaining outstanding and unvested performance units being forfeited and cancelled, (v) the accelerated vesting of 486,684 outstanding and unvested restricted stock units, (vi) a cash payment equal to the value of accrued but unused paid time off (without regard to any annual accrual limits), and (vii) if Mr. DeNezza elects coverage under the Company’s group health plans under COBRA, reimbursement for the monthly premiums for such coverage for a period of up to 18 months. With the exception of the accrued benefits, the Company’s obligation to make the payments described above is conditioned upon Mr. DeNezza’s signing and non-revocation of a release of claims and compliance with certain restrictive covenants contained in his employment agreement. The severance payments and benefits under the Separation and Release Agreement will be received in lieu of the payments and benefits that would have been received under Mr. DeNezza’s employment agreement for termination without cause.

On August 24, 2018, the Company entered into a Separation and Release Agreement with Christopher K. Hulburt, Executive Vice President, Secretary and General Counsel of the Company. Pursuant to the Separation and Release Agreement, Mr. Hulburt has agreed that, unless his employment terminates earlier, his employment will terminate on the closing of the transactions contemplated by the Merger Agreement, and has agreed (contingent upon such closing) to resign from the Company Board. If Mr. Hulburt remains employed with the Company through the earlier of the closing of the transactions contemplated by the Merger Agreement, his termination without cause (as defined in his employment agreement), or his termination for good reason (as defined in his employment agreement), he will receive, among other things, (i) accrued benefits, including, unpaid but earned base salary through his separation date, benefits or compensation due to him under the Company’s benefits plans, unreimbursed business expenses and continuing indemnification rights, (ii) a cash severance payment of $1,283,160, which is equal to two times the sum of his base salary as of the separation date and his 2018 target bonus, (iii) a pro rata target annual bonus equal to the product of $294,780 and the percentage of days that have elapsed in the 2018 calendar year through his separation date, (iv) the accelerated vesting of 536,895 outstanding and unvested performance stock units, with his remaining outstanding and unvested performance units being forfeited and cancelled, (v) the accelerated vesting of 427,122 outstanding and unvested restricted stock units, (vi) a cash payment equal to the value of accrued but unused paid time off (without regard to any annual accrual limits), and (vii) if Mr. Hulburt elects coverage under the Company’s group health plans under COBRA, reimbursement for the monthly premiums for such coverage for a period of up to 18 months. With the exception of the accrued benefits, the Company’s obligation to make the payments described above is conditioned upon Mr. Hulburt’s signing and non-revocation of a release of claims and compliance with certain restrictive covenants contained in his employment agreement. The severance payments and benefits under the Separation and Release Agreement will be received in lieu of the payments and benefits that would have been received under Mr. Hulburt’s employment agreement for termination without cause.

The foregoing description of the Separation and Release Agreements does not purport to be complete and is qualified in its entirety by reference to (i) the Separation and Release Agreements, which are attached hereto as Exhibits 10.6 through 10.8 and incorporated by reference herein and (ii) the employment agreements, which were filed as Exhibits 10.1 through 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on August 18, 2017 (for Messrs. B. Hulburt, DeNezza and C. Hulburt).

Chief Accounting Officer

On August 23, 2018, Roy S. Steward, Senior Vice President and Chief Accounting Officer of the Company, informed the Company that he is resigning from his position effective August 31, 2018 to accept another opportunity. The Company Board has appointed Todd R. Bart, currently Controller of the Company, to serve as Vice President and Chief Accounting Officer of the Company upon the effectiveness of Mr. Steward’s resignation.

Mr. Bart, 54, has served as the Company’s Controller since October 2013. From February 2011 until September 2013, Mr. Bart served as the Company’s Director of Accounting. Mr. Bart has over 25 years of oil and gas industry accounting experience. From August 2007 until January 2011, Mr. Bart was a self-employed accountant, performing small business consulting services. From April 2006 until July 2007, Mr. Bart served as the Chief Financial Officer for EnerJex Resources, Inc. (NASDAQ: ENRJ), a mid-continent oil and gas exploration and production company. Prior to joining EnerJex Resources, Inc., from January 2005 to March 2006, Mr. Bart was the Vice President and Controller for Bois d’Arc Energy, Inc. (NYSE:BDE), an independent oil and gas exploration and production company with operations focused in the Gulf of Mexico. Prior to joining Bois d’Arc Energy, Inc., from 1995 until 2004, Mr. Bart was the Chief Financial Officer and Secretary for PANACO, Inc. (AMEX: PANA), an independent oil and gas exploration and production company with operations focused in the Gulf of Mexico and onshore in the Gulf Coast region. Mr. Bart received his Bachelor of Business Administration degree in Accounting from Abilene Christian University. Mr. Bart received his Certified Public Accountant designation from the State of Kansas in 1993 and the State of Texas in 1991 and is currently a member of the American Institute of Certified Public Accountants.

Item 5.07 Submission of Matters to a Vote of Security Holders.

Item 1.01 above is incorporated by reference into this Item 5.07.

Item 7.01 Regulation FD Disclosure.

On August 27, 2018, the Company and Blue Ridge issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

On August 27, 2018, the Company provided supplemental information regarding the Merger in connection with a presentation to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

The information in this Item 7.01 of Form 8-K (including Exhibit 99.1 and Exhibit 99.2) shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

*****

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between the Company and Blue Ridge. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the Transaction, the Company will file with the SEC a registration statement on Form S-4 that will include a consent solicitation statement of Blue Ridge and an information statement of the Company and that also constitutes a prospectus of the Company. The Company may also file other documents with the SEC regarding the Transaction. The definitive consent solicitation statement/information statement/prospectus will be sent to the stockholders of the Company and Blue Ridge. This document is not a substitute for the registration statement and consent solicitation statement/information statement/prospectus that will be filed with the SEC or any other documents that the Company may file with the SEC or that the Company or Blue Ridge may send to stockholders of the Company or Blue Ridge in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BLUE RIDGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE CONSENT SOLICITATION STATEMENT/INFORMATION STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/information statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at www.eclipseresources.com or by contacting the Company’s Investor Relations Department by phone at 814-325-2059.

Participants in Solicitation

The Company, Blue Ridge and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of consents from the holders of Blue Ridge’s common stock in respect to the Transaction.

Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Blue Ridge’s directors and executive officers will be contained in the consent solicitation statement/information statement/prospectus and other relevant materials filed with the SEC. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing the Company’s website at www.eclipseresources.com.

Investors may obtain additional information regarding the interests of those persons who may be deemed participants in the Transaction by reading the consent solicitation statement/information statement/prospectus and other relevant documents filed with the SEC regarding the Transaction when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Blue Ridge expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Blue Ridge may not approve the adoption of the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the Company’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of the Company and Blue Ridge to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s or Blue Ridge’s control, including those risks and factors detailed in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at www.eclipseresources.com and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that the Company or Blue Ridge believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Blue Ridge undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Cautionary Note Regarding Hydrocarbon Quantities

The SEC permits oil and gas companies to disclose in their filings with the SEC only proved, probable and possible reserve estimates. The Company has provided proved reserve estimates that were independently engineered by Netherland Sewell & Associates, Inc. Unless otherwise noted, proved reserves are as of December 31, 2017. Actual quantities that may be ultimately recovered from the Company’s interests may differ substantially from the estimates in this presentation. The Company may use the terms “resource potential,” “EUR,” “upside potential” and similar phrases to describe estimates of potentially recoverable hydrocarbons that the SEC rules prohibit from being included in filings with the SEC. These are based on analogy to the Company’s existing models applied to additional acres, additional zones and tighter spacing and are the Company’s internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques. These quantities may not constitute “reserves” within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or SEC rules. EUR estimates, resource potential and identified drilling locations have not been fully risked by Company management and are inherently more speculative than proved reserves estimates. Actual locations drilled and quantities that may be ultimately recovered from the Company’s interests could differ substantially. There is no commitment by the Company to drill all of the drilling locations, which have been attributed to these quantities.

Factors affecting ultimate recovery include the scope of the Company’s ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals, actual drilling results, including geological and mechanical factors affecting recovery rates, and other factors. Resource potential and EUR may change significantly as development of the Company’s oil and natural gas assets provide additional data. The Company’s production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases.

The type curve areas included in this presentation are based upon our analysis of available Utica Shale well data, including, but not limited to, information regarding initial production rates, Btu content, natural gas yields and condensate yields, all of which may change over time. As a result, the well data with respect to the type curve areas presented herein may not be indicative of the actual hydrocarbon composition for the type curve areas, and the performance, Btu content and natural gas and/or condensate yields of our wells may be substantially less than we anticipate or substantially less than performance and yields of other operators in our area of operation.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of August 25, 2018, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc.

10.1	Voting Agreement, dated as of August 25, 2018, among Eclipse Resources Corporation, Blue Ridge Mountain Resources, Inc., and the stockholders of Blue Ridge Mountain Resources, Inc. party thereto

10.2	Voting Agreement, dated as of August 25, 2018, among Eclipse Resources Corporation, Blue Ridge Mountain Resources, Inc., and the stockholders of Eclipse Resources Corporation party thereto

10.3	Lock-Up Agreement, dated as of August 25, 2018, from the stockholders of Eclipse Resources Corporation party thereto

10.4	Form of Lock-Up Agreement from the stockholders of Blue Ridge Mountain Resources, Inc. party thereto

10.5	Board Observation Agreement, dated as of August 25, 2018, by and among Eclipse Resources Corporation, EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund VIII Co-Investors, L.P., and EnCap Energy Capital Fund IX, L.P.

10.6	Separation and Release Agreement, dated as of August 24, 2018, by and among Eclipse Resources Corporation and Benjamin W. Hulburt

10.7	Separation and Release Agreement, dated as of August 24, 2018, by and among Eclipse Resources Corporation and Matthew R. DeNezza

10.8	Separation and Release Agreement, dated as of August 24, 2018, by and among Eclipse Resources Corporation and Christopher K. Hulburt

99.1	Joint Press Release, dated August 27, 2018

99.2	Investor Presentation

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Eclipse Resources Corporation agrees to furnish a copy of such schedules, or any section thereof, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ECLIPSE RESOURCES CORPORATION

Date: August 27, 2018	By:	/s/ Christopher K. Hulburt
	Name:	Christopher K. Hulburt
	Title:	Executive Vice President, Secretary and General Counsel